                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)


                               LTI Holdings, Inc.
                                (Name of Issuer)

                    Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   50217T100
                                 (CUSIP Number)


                                Donald B. Sallee
                          1360 Peachtree Street, N.E.
                                   Suite 100
                             Atlanta, Georgia 30309
                                 (404) 439-3014

                                with a copy to:
                          Leonard A. Silverstein, Esq.
                           Long Aldridge & Norman LLP
                           303 Peachtree Street, N.E.
                                   Suite 5300
                             Atlanta, Georgia 30308
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 24, 1998
            (Date of Event which Requires Filing of This Statement)
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                                 SCHEDULE 13D
CUSIP NO. 50217T100
         -----------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Donald B. Sallee
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      USA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            368,885 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             368,885 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
       368,885 shares

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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)                                          [ ]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      13.29% based on 2,775,100 shares reported by the Issuer as outstanding at April 28, 2000
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     Name of Issuer (the "Issuer"): LTI Holdings, Inc.
     Type of Class of Securities: Common Stock, $.01 par value per share Principal Executive Offices of Issuer: 5115 New Peachtree Road, Suite 200,
Atlanta, Georgia 30301.

Item 2.  Identity and Background

     (a) This Schedule 13D is filed on behalf of Donald B. Sallee.

     (b) The business address for Mr. Sallee is 1360 Peachtree Street, N.E., Suite 100, Atlanta, Georgia 30309.

     (c) Mr. Sallee currently serves as a Vice President of Invesco Capital Management, Inc. Invesco is an international investment manager. The principal place of business of Invesco is 1360 Peachtree Street, N.E., Suite 100, Atlanta, Georgia 30309.

     (d) During the last five years, Mr. Sallee has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Mr. Sallee has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Sallee is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     In July 1995, the Issuer sold 126,114 shares of Common Stock to Mr. Sallee for $85,500 in connection with a $250,000 loan made by Mr. Sallee to the Issuer in June 1995. Mr. Sallee used his personal funds to acquire these shares. Prior to the Issuer's initial public offering in October 1996, Mr. Sallee and other stockholders of the Issuer placed shares of Common Stock in escrow with American Stock Transfer & Trust Company to be released only if certain financial and closing price thresholds were achieved during a specified period following the Issuer's initial public offering. Mr. Sallee's pro rata portion of the escrow was 42,229 shares of Common Stock. Although Mr. Sallee maintained voting rights over these shares while they were held in escrow, he possessed no pecuniary rights unless and until these shares were released to him from escrow. Mr. Sallee has been advised by management of the Issuer that the Issuer did not satisfy any of its financial or closing price thresholds and, as a result, all shares placed in escrow were forfeited to the Issuer as of March 31, 2000. From August 1998 through February 2000, Mr. Sallee acquired an aggregate of 285,000 additional shares of Common Stock at prices ranging from $0.468 per share to $2.031 per share, for an aggregate beneficial ownership of 368,885 shares as of the date of this Schedule 13D. Mr. Sallee used his personal funds to acquire these additional shares. All share numbers noted in this Schedule 13D reflect an approximate 1 for 2.71 reverse stock split effected by the Issuer in April 1996.

Item 4.  Purpose of Transaction.

     The information provided in Item 3 of this Schedule 13D is incorporated herein by reference. Mr. Sallee acquired the 285,000 additional shares of Common Stock over which he has beneficial ownership in the ordinary course of business and not with the purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

     On June 6, 2000, the Issuer reported that it had signed a letter of intent to merge with SPEEDCOM Wireless International Corporation, a privately held wireless broadband manufacturer based in Sarasota, Florida. The press release announcing the signed letter of intent reports that the two companies will enter into a definitive merger agreement whereby the Issuer will acquire SPEEDCOM in return for shares of the Issuer's Common Stock. Upon completion of the transaction, current Issuer stockholders in the aggregate will own approximately 8% of the post-merger company and current SPEEDCOM stockholders will own approximately 92% of the post-merger company. The reporting person is not aware of any of the other material terms of the letter of intent or proposed merger agreement.

Item 5.  Interest in Securities of the Issuer.

     (a) (b) Mr. Sallee may be deemed to beneficially own an aggregate of 368,885 shares, or 13.29%, of the outstanding Common Stock of the Issuer based on 2,775,100 shares of Common Stock being reported by the Issuer as outstanding as of April 28, 2000 (the latest publicly available information). Mr. Sallee may be deemed to have sole voting and dispositive power over such 368,885 shares of Common Stock.

     (c) Not applicable

     (d) See Item 6 of this Schedule 13D, which is incorporated herein by reference.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Sallee contributed 83,885 shares of Common Stock owned by him to Sallee Investments, LLLP in October 1998. Sallee Investments, LLLP is a limited liability limited partnership formed under the Georgia Revised Uniform Limited Partnership Act. Sallee Management LLC, a Georgia limited liability company, is the general partner of Sallee Investments, LLLP, and Donald B. Sallee is the sole limited partner of Sallee Investments, LLLP. Mr. Sallee also serves as the manager and sole member of Sallee Management LLC. Mr. Sallee may be deemed to have sole voting and dispositive power over all of such 83,885 shares of Common Stock.

Item 7.  Material to be Filed as Exhibits.

     (a) Press release of the Issuer dated June 6, 2000 (incorporated by reference to the Issuer's filing pursuant to Rule 425 on June 6, 2000).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 30, 2000                           Donald B. Sallee
-------------                           ----------------
(Date)                                  (Signature)
                                        DONALD B. SALLEE
                                        (Name/Title)


Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section 1001).